EXHIBIT 23.1

LIST OF SUBSIDIARIES

The Company presently wholly owns Euro Tech (Far East) Limited, a Hong Kong corporation, which, in turn, owns the following corporations:

Wholly-Owned
Euro Tech Trading (Shanghai) Limited — a People's Republic of China corporation
Shanghai Euro Tech Limited — a People's Republic of China corporation
Shanghai Euro Tech Environmental Engineering Company Linited — a People's Republic of China corporation

Majority Owned

Yixing Pact Environmental Technology Co., Ltd. — a People's Republic of China corporation
Pact Asia Pacific Limited — a BV1 corporation

Other Entities

Zhejiang Tianlan Environmental Protection Technology Co., Ltd. — a People's Republic of China corporation.*

* A 50 percent or less owned person accounted for by the equity method as defined by SEC rules and regulations.